UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August 2019

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bengaluru - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

Report on equity shares bought back and extinguished in the month of August 2019

Report on equity shares bought back and extinguished in the month of August 2019

Infosys Limited, a company organized under the laws of the Republic of India ("Infosys", or the "Company"), hereby furnishes with the United States Securities and Exchange Commission on Form 6-K a report on buyback of equity shares and extinguishment thereof from March 2019 to August 2019.

Following are the details of shares bought back and extinguished in the month of August 29, 2019:

Date	No of equity shares bought back		Total equity shares bought back	Average Price of Acquisition ()	Shares extinguished	Date of extinguishment	Paid up share capital post extinguishment
	BSE	NSE
March 20, 2019	119,000	1,860,000	1,979,000	737.98	3,562,000	March 27, 2019	4,365,369,444
March 22, 2019	83,000	1,500,000	1,583,000	740.94
March 25, 2019	118,000	1,700,000	1,818,000	734.32	3,636,000	March 29, 2019	4,361,733,444
March 26, 2019	78,000	1,740,000	1,818,000	724.81
March 27, 2019	92,000	1,726,000	1,818,000	730.58	7,367,000	April 1, 2019	4,354,366,444
March 28, 2019	118,000	1,700,000	1,818,000	741.41
March 29, 2019	108,000	1,710,000	1,818,000	743.22
April 1, 2019	63,000	1,850,000	1,913,000	755.31
April 2, 2019	85,000	1,350,000	1,435,000	760.82	6,218,000	April 5, 2019	4,348,148,444
April 3, 2019	35,000	1,400,000	1,435,000	752.72
April 4, 2019	75,000	1,360,000	1,435,000	748.88
April 5, 2019	113,000	1,800,000	1,913,000	759.42
April 15, 2019	77,000	1,650,000	1,727,000	726.1	6,251,000	April 25, 2019	4,341,897,444
April 16, 2019	87,000	1,640,000	1,727,000	723.09
April 18, 2019	115,000	1,180,000	1,295,000	716.81
April 22, 2019	52,000	1,450,000	1,502,000	721.14
April 23, 2019	102,000	1,400,000	1,502,000	727.05	4,505,000	May 3, 2019	4,337,392,444
April 24, 2019	51,000	950,000	1,001,000	733.32
April 25, 2019	101,000	900,000	1,001,000	731.99
April 26, 2019	91,000	910,000	1,001,000	736.68
April 30, 2019	57,000	900,000	957,000	748.52	4,346,000	May 9, 2019	4,333,046,444
May 02, 2019	132,000	825,000	957,000	739.96
May 03, 2019	57,000	900,000	957,000	725.55
May 06, 2019	175,000	1,300,000	1,475,000	718.63
May 07, 2019	175,000	1,300,000	1,475,000	724.85	7,413,000	May 16, 2019	4,325,633,444
May 08, 2019	150,000	1,325,000	1,475,000	722.26
May 09, 2019	175,000	1,300,000	1,475,000	725.01
May 10, 2019	175,000	1,300,000	1,475,000	717.87
May 13, 2019	153,000	1,360,000	1,513,000	721.16
May 14, 2019	213,000	1,300,000	1,513,000	710.62	6,732,000	May 23, 2019	4,318,901,444
May 15, 2019	213,000	1,300,000	1,513,000	720.94
May 16, 2019	163,000	1,350,000	1,513,000	730.27
May 17, 2019	158,000	850,000	1,008,000	725.91
May 20, 2019	185,000	1,000,000	1,185,000	719.50
May 21, 2019	85,000	1,100,000	1,185,000	713.23	5,973,000	May 31, 2019	4,312,928,444
May 22, 2019	135,000	1,050,000	1,185,000	713.31
May 23, 2019	185,000	1,000,000	1,185,000	710.25
May 24, 2019	85,000	1,100,000	1,185,000	706.73
May 27, 2019	133,000	1,100,000	1,233,000	711.87
May 28, 2019	133,000	1,100,000	1,233,000	717.55	3,699,000	June 6, 2019	4,309,229,444
May 29, 2019	50,000	772,000	822,000	729.94
May 30, 2019	50,000	772,000	822,000	732.98
May 31, 2019	32,000	790,000	822,000	737.95
June 3, 2019	64,000	900,000	964,000	742.61	6,772,000	June 14, 2019	4,302,457,444
June 4, 2019	164,000	800,000	964,000	736.76
June 6, 2019	62,000	902,000	964,000	737.27
June 7, 2019	64,000	900,000	964,000	740.13
June 10, 2019	72,000	900,000	972,000	751.69
June 11, 2019	72,000	900,000	972,000	754.65
June 12, 2019	72,000	900,000	972,000	750.47
June 13, 2019	72,000	900,000	972,000	744.12	2,861,000	June 20, 2019	4,299,596,444
June 14, 2019	92,000	880,000	972,000	742.07
June 17, 2019	67,000	850,000	917,000	742.51
June 18, 2019	67,000	850,000	917,000	749.11	4,554,000	June, 27, 2019	4,295,042,444
June 19, 2019	67,000	850,000	917,000	751.43
June 20, 2019	67,000	850,000	917,000	749.59
June 21, 2019	142,000	775,000	917,000	750.84
June 24, 2019	96,000	790,000	886,000	747.85
June 25, 2019	86,000	800,000	886,000	744.64	42,35,000	July 4, 2019	4,29,08,07,444
June 26, 2019	86,000	800,000	886,000	744.88
June 27, 2019	86,000	800,000	886,000	737.79
June 28, 2019	86,000	800,000	886,000	742.61
July 1, 2019	91,000	600,000	691,000	734.05
July 2, 2019	41,000	650,000	691,000	734.64	34,03,000	July 18, 2019	4,28,74,04,444
July 3, 2019	121,000	570,000	691,000	737.67
July 4, 2019	91,000	600,000	691,000	733.32
July 5, 2019	91,000	600,000	691,000	728.76
July 15, 2019	39,000	600,000	639,000	773.56
July 16, 2019	39,000	600,000	639,000	782.23	46,74,000	July 25, 2019	4,28,27,30,444
July 17, 2019	49,000	910,000	959,000	789.25
July 18, 2019	59,000	900,000	959,000	794.79
July 19, 2019	59,000	900,000	959,000	787.15
July 22, 2019	158,000	1,000,000	1,158,000	788.89
July 23, 2019	158,000	1,000,000	1,158,000	796.80	58,48,000	August 1, 2019	4,27,68,82,444
July 24, 2019	158,000	1,000,000	1,158,000	786.95
July 25, 2019	158,000	1,000,000	1,158,000	793.89
July 26, 2019	158,000	1,000,000	1,158,000	786.56
July 29, 2019	116,000	1,100,000	1,216,000	791.29
July 30, 2019	116,000	1,100,000	1,216,000	794.42	76,12,000	August 6, 2019	4,26,92,70,444
July 31, 2019	116,000	1,100,000	1,216,000	790.76
August 01, 2019	116,000	1,100,000	1,216,000	775.34
August 02, 2019	116,000	1,100,000	1,216,000	770.52
August 05, 2019	224,000	1,150,000	1,374,000	778.53
August 06, 2019	174,000	1,200,000	1,374,000	777.53
August 07, 2019	174,000	1,200,000	1,374,000	779.88	1,08,58,266	August 29, 2019	4,25,84,12,178
August 08, 2019	174,000	1,200,000	1,374,000	787.55
August 09, 2019	174,000	1,200,000	1,374,000	790.52
August 13, 2019	209,000	1,200,000	1,409,000	773.91
August 14, 2019	200,000	1,000,000	1,200,000	773.16
August 16, 2019	100,000	900,000	1,000,000	772.26
August 19, 2019	100,000	700,000	800,000	779.43
August 20, 2019	100,000	600,000	700,000	793.24
August 21, 2019	100,000	500,000	600,000	799.01
August 22, 2019	50,000	450,000	500,000	797.34
August 23, 2019	50,000	350,000	400,000	799.63
August 26, 2019	7,266	120,000	127,266	791.83
Total shares bought back in August 2019			16,038,266
Total equity shares bought back as on August 26, 2019 i.e., as on the date of closure of buyback.			110,519,266	Note: On August 26, 2019 the Company has informed the Stock Exchanges (BSE, NSE and NYSE) with regard to completion of buyback of equity shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited

Date: September 3, 2019	Inderpreet Sawhney General Counsel and Chief Compliance Officer